Exhibit 4.6

As of February 15, 2011

Board of Directors of Trio Merger Corp.

Dear Sirs:

The undersigned hereby offers to purchase an aggregate of _____ shares (“Shares”) of common stock, par value $.0001 per share, of Trio Merger Corp. (“Corporation”) for an aggregate purchase price, and total consideration, of $______.

The undersigned represents and warrants that he has been advised that the Shares have not been registered under the Securities Act; that he is acquiring the Shares for his account for investment purposes only; that he has no present intention of selling or otherwise disposing of the Shares in violation of the securities laws of the United States; that he is an “accredited investor” as defined by Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended; and that he is familiar with the proposed business, management, financial condition and affairs of the Corporation.

Very truly yours,

[Name of Initial Stockholder]